SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

Financial Statements as of and for the Years Ended December 31, 1998 and 1997, Supplemental Schedules as of and for the Year Ended December 31, 1998 and Independent Auditors' Report

SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                      Page

INDEPENDENT AUDITORS' REPORT                                            1

FINANCIAL  STATEMENTS  AS OF  DECEMBER  31, 1998 AND 1997 AND FOR THE YEARS THEN
   ENDED:

   Statements of Net Assets Available for Benefits                      2

   Statements of Changes in Net Assets Available for Benefits           3

   Notes to Financial Statements                                      4-6



SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED:

   Item 27a - Schedule of Assets Held for Investment Purposes           7
   Item 27d - Schedule of Reportable Transactions                       8

SUPPLEMENTAL SCHEDULES OMITTED:
   The following supplemental schedules are excluded because of the absence of conditions under which they are required:

   Item 27b - Schedule of Loans or Fixed Income Obligations
   Item 27c - Schedule of Leases in Default or Classified as Uncollectible
   Item 27e - Schedule of Nonexempt Transactions

INDEPENDENT AUDITORS' REPORT


To Seneca Foods Corporation
Employees' Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Seneca Foods Corporation Employees' Savings Plan ("the Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic 1998 financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic 1998 financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1998 financial statements taken as a whole.




/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Rochester, New York
June 7, 1999



SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
------------------------------------------------------------------------------------------------------------------------


                                                                                              1998               1997

ASSETS

INVESTMENTS:
  At fair value:
    Seneca Foods Corp. Common Stock                                                         $ 863,803          $ 269,967
    Stable Value Fund                                                                       2,204,247          1,642,732
    Balanced Fund                                                                           4,625,501          3,026,926
    Growth and Income Fund                                                                  4,087,753          2,911,550
    Value Fund                                                                              3,409,827          2,836,776
    International Fund                                                                         22,505                  -
                                                                                          -----------       ------------

        Total investments                                                                  15,213,636         10,687,951
                                                                                          -----------       ------------

CONTRIBUTIONS RECEIVABLE:
  Employee                                                                                    306,408            295,645
  Employer                                                                                    808,241            791,135
                                                                                         ------------       ------------

        Total contributions receivable                                                      1,114,649          1,086,780
                                                                                         ------------       ------------

NET ASSETS AVAILABLE FOR BENEFITS                                                        $ 16,328,285       $ 11,774,731
                                                                                         ============       ============

See notes to financial statements.



SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997
------------------------------------------------------------------------------------------------------------------------


                                                                                              1998               1997

ADDITIONS:
  Participant contributions                                                               $ 3,609,760        $ 3,408,184
  Employer contributions                                                                      805,265            806,386
  Net appreciation in fair value of investments                                                50,974          1,174,854
  Dividend  income                                                                            936,650            257,579
                                                                                           ----------         ----------

        Total additions                                                                     5,402,649          5,647,003
                                                                                           ----------         ----------

DEDUCTIONS:
  Withdrawals by participants                                                                 792,926            409,231
  Administrative expenses                                                                      56,169             65,573
                                                                                           ----------         ----------

        Total deductions                                                                      849,095            474,804
                                                                                           ----------         ----------

NET INCREASE                                                                                4,553,554          5,172,199

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                                        11,774,731          6,602,532
                                                                                          -----------         ----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                                                            $ 16,328,285        $11,774,731
                                                                                         ============       ============

See notes to financial statements.

SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following description of Seneca Foods Corporation Employees' Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

      General - The Plan is a defined contribution plan intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. Substantially all employees of Seneca Foods Corporation ("the Company") are eligible to participate after completion of twelve months employment and attainment of age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Contributions - Participants may elect to contribute, on a pre-tax basis (elective deferrals), from 1% to 15% of their compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company may contribute additional amounts at the discretion of the Company's Board of Directors. Such amounts are allocated based on the participants pro rata share of total participating payroll.

      Vesting  -   Participants   are   immediately   vested  in  all   elective
      contributions and related earnings. Matching contributions made by the Plan sponsor fully vest after a service period of five years.

      Payment of Benefits - After termination of service, the participant's account balance is generally distributed in a lump sum if the balance is less than $3,500.

      Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the Administrator shall determine the method of distribution of the participants' accounts in accordance with the provisions of the plan.

      Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) additional Company contributions (if any), and (b) Plan earnings, and is also charged with an administrative expense of $9 per quarter. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Trustee - On October 2, 1998 the Plan changed trustees from Investors Fiduciary Trust (IFTC) to Scudder Trust Company (Scudder). As such, IFTC liquidated the net assets of the Plan's portfolio and transferred them to Scudder. The shares of the Seneca Foods Corporation Company stock were transferred to State Street Bank and Trust Company. Scudder Kemper Investments is the new recordkeeper for the Plan. Assets were transferred from IFTC to Scudder as follows:

          Investors Fiduciary Trust                        Scudder
      INVESCO Stable Value                      Stable Value Fund
      Vanguard Wellington Fund                  Balanced Fund
      T. Rowe Price Equity Income Fund          Growth and Income Fund
      Neuberger & Berman Guardian               Value Fund
      Seneca Foods Corp. Unitized Fund          Seneca Foods Corp. Company Stock

      The International Fund is a new fund in the Plan as of December 31, 1998.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

      Valuation of Investments - All investments are valued at fair value as determined by quoted market prices.

      Payment of Benefits - Benefits are recorded when paid. As of December 31, 1998 and 1997 net assets available for benefits included benefits of $82,749 and $-0-, respectively, due to participants who have withdrawn from participation in the Plan.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

                                     - 5 -
3.    INFORMATION BY FUND

      The Plan's investments are held with the Plan Trustee. The following table presents the statement of changes in net assets available for benefits, by fund, for the years ended December 31, 1998 and 1997. For purposes of this information, contributions receivable have been allocated to the invested assets.

                       Seneca      Stable      Balanced    Growth and     Value     International
                       Stock     Value Fund      Fund     Income Fund     Fund         Fund        Total

Account value,
  January 1, 1997       $ 2,287  $ 1,267,521  $ 1,878,502  $ 1,597,625 $ 1,856,597         $ -   $ 6,602,532

Contributions           300,699      644,484    1,119,548    1,096,467   1,053,372           -     4,214,570
Dividend income               -       89,278       97,382       59,451      11,468           -       257,579
Net (depreciation)
  appreciation in fair
  value                  (7,645)          -       385,098      483,957     313,444                 1,174,854
                       --------    ---------    ---------   ----------  ----------         ---    ----------
                        295,341    2,001,283    3,480,530    3,237,500   3,234,881           -    12,249,535
Less:
  Benefits paid to
    participants          4,110       66,214      119,570      100,272     119,065           -       409,231
  Administrative
    expenses              3,697       11,861       18,163       15,973      15,879           -        65,573
                         ------      -------      -------      -------     -------          --      --------
                          7,807       78,075      137,733      116,245     134,944           -       474,804

Transfers                 9,885     (113,438)      (8,085)     86,349       25,289           -             -
                         ------     --------       ------     -------      -------          --    ----------

Account value,
  December 31, 1997     297,419    1,809,770    3,334,712    3,207,604   3,125,226           -    11,774,731

Contributions           903,702      556,728    1,034,071    1,040,067     875,703       4,754     4,415,025
Dividend income               -      109,344      310,623      358,364     156,385       1,934       936,650
Net (depreciation)
  appreciation in fair
  value                 (198,250)      5,709      442,473      (10,410)   (187,427)     (1,121)       50,974
                       ---------      ------     --------    ---------   ---------    --------     ---------
                        705,452      671,781    1,787,167    1,388,021     844,661       5,567     5,402,649
Less:
  Benefits paid to
    participants         46,903      121,874      196,996      229,298     197,719         136       792,926
  Administrative
    expenses              3,864       10,139       15,477       14,042      12,647           -        56,169
                         ------      -------      -------      -------     -------          --       -------
                         50,767      132,013      212,473      243,340     210,366         136       849,095
                        -------     --------     --------     --------    --------        ----      --------

Account value,
  December 31, 1998   $ 952,104  $ 2,349,538  $ 4,909,406  $ 4,352,285 $ 3,759,521     $ 5,431  $ 16,328,285
                      =========  ===========  ===========  =========== ===========     =======  ============



4.    TAX STATUS

      The Plan was established under a Prototype Plan, but has been amended. The Plan has not received a determination letter on the amended plan, however, the Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.


SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
------------------------------------------------------------------------------------------------------------------------


                                                c. Description of Investment
          b. Identity of Issue,                   Including Maturity Date,
             Borrower, Lessor                  Rate of Interest, Collateral,                             e. Current
             or Similar Party                      Par or Maturity Value               d. Cost                 Value

Seneca Foods Corp. Company Stock                       70,581 shares                       $ 855,854          $ 863,803

Stable Value Fund                                     2,204,247 shares                     2,204,247          2,204,247

Balanced Fund                                          243,961 shares                      4,211,121          4,625,501

Growth and Income Fund                                 155,369 shares                      3,962,971          4,087,753

Value Fund                                             143,875 shares                      3,037,069          3,409,827

International Fund                                       462 shares                           23,631             22,505
                                                                                        ------------        -----------

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                                               $14,294,893         $15,213,636
                                                                                        ============        ===========


Note:  Column a is omitted as it is not applicable.


SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
----------------------------------------------------------------------------------------------------------------------------------


SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS
OF 5% OF THE CURRENT VALUE OF PLAN ASSETS


                                                                                                    h.    Current
    a. Identity of Party Involved                                                                         Value of
      b. Description of Assets                                                                            Asset on     i.    Net
      (including interest rate            c.    Purchase      d.   Selling      g.      Cost            Transaction        Gain or
   and maturity in case of a loan)               Price              Price             of Asset              Date            (Loss)


                                      NONE



SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT
IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS


                                                                                                    h.    Current
    a. Identity of Party Involved                                                                         Value of
      b. Description of Assets                                                                            Asset on        i. Net
      (including interest rate            c.    Purchase      d.   Selling      g.      Cost            Transaction         Gain or
   and maturity in case of a loan)               Price              Price             of Asset              Date            (Loss)

Seneca Foods Corp. Common Stock                   $ 884,055               $ -           $ 884,055           $ 884,055         $ -
Stable Value Fund                                 $ 821,038               $ -           $ 821,038           $ 821,038         $ -
Balanced Fund                                   $ 1,902,099               $ -         $ 1,902,099         $ 1,902,099         $ -
Growth and Income Fund                          $ 1,643,630               $ -         $ 1,643,630         $ 1,643,630         $ -
Value Fund                                      $ 1,551,459               $ -         $ 1,551,459         $ 1,551,459         $ -


Note:  Columns e and f are omitted as not applicable.